SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

MAXWELL SHOE COMPANY INC.

(Name of Subject Company)

MAXWELL SHOE COMPANY INC.

(Name of Person Filing Statement)

Class A Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

577766108

(CUSIP Number of Class of Securities)

Mark J. Cocozza

Chairman and Chief Executive Officer

Maxwell Shoe Company Inc.

101 Sprague Street, P.O. Box 37, Readville (Boston), MA 02137-0037

(617) 364-5090

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies To:

Jonathan K. Layne, Esq. Gibson, Dunn & Crutcher LLP 2029 Century Park East Los Angeles, CA 90067-3026 (310) 552-8500	Dennis J. Friedman, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 (212) 351-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

The purpose of this amendment is to amend and supplement Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Maxwell Shoe Company Inc. (the “Company”) on March 29, 2004 and subsequently amended on April 1, 2004, and to add additional Exhibits to Item 9 and revise the Exhibit Index accordingly.

Item 8

Item 8 is hereby amended and supplemented as follows:

Hart-Scott-Rodino Antitrust Improvements Act of 1976

On April 5, 2004, the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the Offer.

2004 Annual Meeting of Stockholders

On April 8, 2004, the Company held its 2004 Annual Meeting of Stockholders (the “Annual Meeting”). A copy of the script from a portion of the management presentation at the Annual Meeting and the accompanying slides from the management presentation are attached as Exhibits (a)(6) and (a)(7) to this Schedule 14D-9 and are incorporated herein by reference. A copy of the press release relating to the Annual Meeting is attached as Exhibit (a)(8) to this Schedule 14D-9.

Item 9.	Materials to Be Filed as Exhibits

Exhibit No.		Document

(a	)(1)	Press Release issued by Maxwell Shoe Company Inc. on March 29, 2004 (1)

(a	)(2)	Letter, dated March 29, 2004 to Maxwell Shoe Company Inc.’s stockholders (1)

(a	)(3)	Letter, dated March 30, 2004 to Maxwell Shoe Company Inc.’s employees (1)

(a	)(4)	Press Release issued by Maxwell Shoe Company Inc. on April 1, 2004 (2)

(a	)(5)	Complaint filed by Maxwell Shoe Company Inc. on April 1, 2004 in the United States District Court for the District of Massachusetts (2)

(a	)(6)	Script of a portion of the management presentation at the 2004 Annual Meeting of Stockholders, held by Maxwell Shoe Company Inc. on April 8, 2004

(a	)(7)	Slides from the management presentation at the 2004 Annual Meeting of Stockholders, held by Maxwell Shoe Company Inc. on April 8, 2004

(a	)(8)	Press Release issued by Maxwell Shoe Company Inc. on April 8, 2004

(e	)(1)	Excerpts from Maxwell Shoe Company Inc.’s Annual Report on Form 10-K for the Fiscal Year Ended October 31, 2003 (1)

(e	)(2)	Excerpts from Maxwell Shoe Company’s Definitive Proxy Statement, dated as of February 27, 2004, relating to the 2004 Annual Meeting of Stockholders (1)

(e	)(3)	Amendment No. 2 to Employment Agreement, dated as of March 26, 2004, between Maxwell Shoe Company Inc. and Mark J. Cocozza (1)

(e	)(4)	Amendment No. 1 to Employment Agreement, dated as of March 26, 2004, between Maxwell Shoe Company Inc. and James J. Tinagero (1)

(e	)(5)	Maxwell Shoe Company Inc. Management Retention Plan (1)

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(e	)(6)	Agreement, dated as of July 9, 1999 between ANNE KLEIN, a division of Kasper A.S.L., Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. (incorporated by reference to Exhibit 10.21 to Maxwell Shoe Company Inc.’s Form 10-K for the Fiscal Year Ended October 31, 2001 (portions of the Exhibit have been omitted pursuant to a request for confidential treatment)) (1)

(e	)(7)	Amendment to Agreement between ANNE KLEIN, a division of Kasper A.S.L., Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. dated March 19, 2002 (incorporated by reference to Exhibit 10.18 to Maxwell Shoe Company Inc.’s Form 10-K for the Fiscal Year Ended October 31, 2002) (1)

(g	)	Not applicable

(1)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Schedule 14D-9 filed with the Securities and Exchange Commission on March 29, 2004.
(2)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 1 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 1, 2004.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

MAXWELL SHOE COMPANY INC.

Date: April 8, 2004	By:	/s/ Mark J. Cocozza

Mark J. Cocozza
	Title:	Chairman of the Board and Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.		Document

(a	)(1)	Press Release issued by Maxwell Shoe Company Inc. on March 29, 2004 (1)

(a	)(2)	Letter, dated March 29, 2004 to Maxwell Shoe Company Inc.’s stockholders (1)

(a	)(3)	Letter, dated March 30, 2004 to Maxwell Shoe Company Inc.’s employees (1)

(a	)(4)	Press Release issued by Maxwell Shoe Company Inc. on April 1, 2004 (2)

(a	)(5)	Complaint filed by Maxwell Shoe Company Inc. on April 1, 2004 in the United States District Court for the District of Massachusetts (2)

(a	)(6)	Script from a portion of the management presentation at the 2004 Annual Meeting of Stockholders, held by Maxwell Shoe Company Inc. on April 8, 2004

(a	)(7)	Slides from the management presentation at the 2004 Annual Meeting of Stockholders, held by Maxwell Shoe Company Inc. on April 8, 2004

(a	)(8)	Press Release issued by Maxwell Shoe Company Inc. on April 8, 2004

(e	)(1)	Excerpts from Maxwell Shoe Company Inc.’s Annual Report on Form 10-K for the Fiscal Year Ended October 31, 2003 (1)

(e	)(2)	Excerpts from Maxwell Shoe Company’s Definitive Proxy Statement, dated as of February 27, 2004, relating to the 2004 Annual Meeting of Stockholders (1)

(e	)(3)	Amendment No. 2 to Employment Agreement, dated as of March 26, 2004, between Maxwell Shoe Company Inc. and Mark J. Cocozza (1)

(e	)(4)	Amendment No. 1 to Employment Agreement, dated as of March 26, 2004, between Maxwell Shoe Company Inc. and James J. Tinagero (1)

(e	)(5)	Maxwell Shoe Company Inc. Management Retention Plan (1)

(e	)(6)	Agreement, dated as of July 9, 1999 between ANNE KLEIN, a division of Kasper A.S.L., Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. (incorporated by reference to Exhibit 10.21 to Maxwell Shoe Company Inc.’s Form 10-K for the Fiscal Year Ended October 31, 2001 (portions of the Exhibit have been omitted pursuant to a request for confidential treatment)) (1)

(e	)(7)	Amendment to Agreement between ANNE KLEIN, a division of Kasper A.S.L., Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. dated March 19, 2002 (incorporated by reference to Exhibit 10.18 to Maxwell Shoe Company Inc.’s Form 10-K for the Fiscal Year Ended October 31, 2002) (1)

(g	)	Not applicable

(1)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Schedule 14D-9 filed with the Securities and Exchange Commission on March 29, 2004.
(2)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 1 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 1, 2004.